Exhibit 1

PRESS RELEASE

FDA Clears Syneron's Comet and Polaris DS Systems for Permanent Hair Reduction on all Skin Types

Yokneam, Israel, and Toronto, Canada, November 24, 2004 – Syneron Medical Ltd. (NASDAQ:ELOS), and its North American subsidiary Syneron Inc., today announced that the US Food & Drug Administration (FDA) has granted 510K marketing clearance to Syneron’s Comet™ and Polaris™ DS systems for permanent hair reduction on all skin types (I-VI), including tanned skin. This new approval expands on the FDA’s earlier clearance for hair reduction for these systems, granted last year.

Comet and Polaris DS are based on the same form of Syneron’s proprietary ELOS™ (Electro-Optical Synergy) technology. Both systems combine electrical energy (Bi-Polar Radio Frequency) and diode laser energy to enable highly efficient, safe, long-lasting treatment of unwanted hair from all skin types and all parts of the body.

“This expanded clearance reflects the excellent long-term results of clinical studies summarizing more than two years of patient follow-up,” said Dr. Amir Waldman, VP Regulatory and Clinical Affairs at Syneron Medical. “It reinforces our message to the medical community that Syneron products deliver outstanding medical aesthetic safety and efficacy.”

Domenic Serafino, President of Syneron North America, noted: “The momentum of our market penetration has been steadily gaining speed with every additional regulatory approval. Coming just a month after similar clearance for permanent hair reduction for Syneron’s Aurora™, Pitanga™ and Galaxy™ systems, this latest approval will further strengthen Syneron’s leading position in the aesthetic medical market.”

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications, including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron Comet & Polaris DS get expanded FDA OK – November 24, 2004

For more information, please contact Domenic Serafino, President, Syneron Inc., at Tel. (905) -886-9235 ext. 247, email: doms@syneron.com, or Moshe Mizrahy, CEO of Syneron Medical, at Tel. +972 4 909-6200, email: moshem@syneron-med.com.

Syneron, the Syneron logo, Comet, the Comet logo, Polaris, the Polaris logo, Aurora, the Aurora logo, Pitanta, the Pitanga logo, Galaxy, the Galaxy logo, and ELOS are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. ELOS (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.